UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                         FORM 11-K

(Mark One)
  [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
           THE SECURITIES EXCHANGE ACT 1934

           For the Fiscal Year Ended December 31, 1999

            New Century Energies, Inc. Employees' Savings and Stock Ownership
                     Plan for Non-Bargaining Unit Employees
                                 (Title of plan)

                                       and

                           New Century Energies, Inc.
                 Employees' Savings and Stock Ownership Plan for
       Bargaining Unit Employees and Former Non-Bargaining Unit Employees
                                 (Title of plan)

                                       and

    New Century Energies, Inc. Employee Investment Plan for Bargaining Unit
               Employees and Former Non-Bargaining Unit Employees
                                 (Title of plan)



 [  ]      TRANSITION REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES AND EXCHANGE ACT OF 1934



Commission file number 1-2927

                           NEW CENTURY ENERGIES, INC.
          (Name of issuer of the securities held pursuant to the plan)



                                1225 17th Street
                             Denver, Colorado 80202
                    (Address of principal executive offices)

                                     TABLE OF CONTENTS

                                                                        Page(s)
Financial Statements

  New Century Energies, Inc. Employees' Savings and Stock Ownership
    Plan for Non-Bargaining Unit Employees ("NBU Savings Plan")
    - Report of Independent Public Accountants                            2
    - Statements of Net Assets Available for Plan Benefits as
       of December 31, 1999 and 1998                                      3
     - Statement of Changes in Net Assets Available for Plan Benefits
        for the Year Ended December 31, 1999                              4

  New Century Energies, Inc. Employees Savings and Stock Ownership Plan
    for Bargaining Unit Employees and  Former Non-Bargaining Unit
    Employees ("BU Savings Plan")
    - Report of Independent Public Accountants                            5
    - Statements of Net Assets Available for Plan Benefits as of
      December 31, 1999 and 1998                                          6
    - Statement of Changes in Net Assets Available for Plan Benefits
       for the Year Ended December 31, 1999                               7

  New Century Energies, Inc. Employee Investment Plan For Bargaining
    Unit Employees and Former Non-Bargaining Unit Employees ("EIP
     Savings Plan")
     - Report of Independent Public Accountants                           8
     - Statements of Net Assets Available for Plan Benefits as of
         December 31, 1999 and 1998                                       9
     - Statement of Changes in Net Assets Available for Plan Benefits
        for the Year Ended December 31, 1999                             10

Notes to Financial Statements for the NBU Savings Plan, BU Savings
   Plan and EIP Savings Plan                                             11

Supplemental Schedules of Assets Held for Investment Purposes, Loans
 or Fixed Income Obligations and Leases in Default or Uncollectible, Reportable Transactions and Nonexempt Transactions with
 Parties-In-Interest.
 -NBU Savings Plan (Schedules 1-4)                                    19-22
 -BU Savings Plan (Schedules 5-8)                                     23-26
 -EIP Savings Plan (Schedules 9-12)                                   27-30

Signature                                                                31

Exhibits
   Exhibit 23: Consent of Independent Public Accountants                 32

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



  To the New Century Energies, Inc. ERISA Committee:


We have audited the accompanying statements of net assets available for plan benefits of the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Non-Bargaining Unit Employees as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Non-Bargaining Unit Employees as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 1 through 4 of assets held for investment purposes, loans or fixed-income obligations and leases in default or uncollectible, reportable transactions and nonexempt transactions with parties-in-interest are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                          ARTHUR ANDERSEN LLP
Denver, Colorado,
 June 23, 2000.

     NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN
                        FOR NON-BARGAINING UNIT EMPLOYEES

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1999 and 1998

                                                      1999             1998
                                                      ----             ----

ASSETS:
  Investments, at Fair Value:
    Company Common Stock Fund
     (Notes 1, 5 and 6):
     Participant Directed                         $ 19,618,522     $ 27,562,177
     Non-Participant Directed                       45,791,742       72,110,547
                                                    ----------       ----------
                                                    65,410,264       99,672,724


  Investments in Registered
   Investment Companies (Note 5):
    PRIMECAP Fund                                   82,607,192       56,402,726
    Wellington Fund                                 29,306,510       29,679,504
    Index 500 Fund                                  23,327,780       17,955,591
    Bond Market Fund                                 7,009,824        7,235,147
    American Century Value Fund                      5,292,149        5,471,245
    Europacific Growth Fund                          4,841,845        2,141,607
    SMALLCAP World Fund                              2,563,819        1,408,669

  Investment in Common/Collective
   Trusts (Note 5):
    Vanguard Retirement Savings Trust Fund          16,844,663       15,285,944
    QPS Trust Funds (Note 5)                                 -           21,533

  Participant Loans (Note 7)                         5,033,754        4,728,756
                          -                          ---------        ---------
     Total Investments                             242,237,800      240,003,446
                                                   -----------      -----------
  Receivables:
   Employer contributions                            3,858,724        4,320,229
   Participant contributions                            20,118            6,154
                                                        ------            -----
    Total Receivables                                3,878,842        4,326,383
                                                     ---------        ---------
    Total Assets                                   246,116,642      244,329,829
                                                   -----------      -----------
 LIABILITIES:                                                -                -
                                                         -----            -----
  Net Assets Available for Plan Benefits         $ 246,116,642    $ 244,329,829
                                                 =============    =============









         The accompanying notes to financial statements are an integral part of these financial statements.

     NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN
                        FOR NON-BARGAINING UNIT EMPLOYEES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


Net Investment Income (Loss):
  Interest and dividend income                                    $ 15,996,071
  Interest income on participant loans                                 331,799
  Net depreciation in fair value of investments (Note 5)           (17,330,744)
                                                                    -----------
                                                                    (1,002,874)
Contributions:
  Employer contributions                                             3,860,092
  Participant contributions                                         13,871,253
                                                                    ----------
                                                                    17,731,345
Transfers to the Plan (Note 1)                                       1,796,353

Withdrawals, Distributions and Expenses:
  Distributions to participants-cash & common stock                (13,067,297)
  Dividends paid to participants                                    (3,650,655)
  Adminstrative expenses                                               (20,059)
                                                                       -------
                                                                   (16,738,011)
                                                                   -----------
Net Increase                                                         1,786,813

Net Assets Available for Plan Benefits at beginning of year        244,329,829
                                                                   -----------
Net Assets Available for Plan Benefits at end of year             $246,116,642
                                                                  ============








         The accompanying notes to financial statements are an integral part of these financial statements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the New Century Energies, Inc. ERISA Committee:


We have audited the accompanying statements of net assets available for plan benefits of the New Century Energies, Inc. Employee Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the New Century Energies, Inc. Employee Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 5 through 8 of assets held for investment purposes, loans or fixed-income obligations and leases in default or uncollectible, reportable transactions and nonexempt transactions with parties-in-interest are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     ARTHUR ANDERSEN LLP
Denver, Colorado,
  June 23, 2000.

                           NEW CENTURY ENERGIES, INC.
                   EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN
     FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1999 AND 1998


 ASSETS:                                               1999             1998
 -------                                               ----             ----

  Investments, at Fair Value:
    Company Common Stock Fund
     (Notes 1, 5 and 6):
       Participant Directed                        $ 3,385,172      $ 4,916,037
       Non-Participant Directed                     47,290,202       76,933,045
                                                    ----------       ----------
         Total Company Common Stock Fund            50,675,374       81,849,082

    Investments in Registered Investment
      Companies (Note 5):
       PRIMECAP Fund                               106,456,739       77,854,503
       Wellington Fund                              40,095,149       42,527,852
       Index 500 Fund                               21,238,900       17,436,509
       Bond Market Fund                              9,735,250       10,642,016
       American Century Value Fund                   1,667,141        2,077,216
       Europacific Growth Fund                       2,132,604          999,048
       SMALLCAP World Fund                           1,856,106          947,386

    Investments in Common/Collective
     Trusts (Note 5):
      Vanguard Retirement Saving Trust Fund         26,562,645       23,517,828

    Participant Loans (Note 7)                       5,948,792        5,729,030
                                                     ---------        ---------
         Total Investments                         266,368,700      263,580,470

  Receivables:
     Employer Contributions (Note 3)                 3,377,374        4,151,291
     Employee Contributions (Note 3)                         -            2,282
                                                         -----            -----
         Total Receivables                           3,377,374        4,153,573

         Total Assets                              269,746,074      267,734,043
                                                   -----------      -----------

 LIABILITIES:                                                -                -
                                                         -----            -----

      Net Assets Available for Plan Benefits     $ 269,746,074    $ 267,734,043
                                                 =============    =============





         The accompanying notes to financial statements are an integral part of these financial statements.

                           NEW CENTURY ENERGIES, INC.
                   EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN
     FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


Net Investment Income (Loss):
   Interest and dividend income                                   $ 18,102,890
   Interest income on participant loans                                377,867
   Net depreciation in fair value of investments (Note 5)           (5,439,730)
                                                                    ----------
                                                                    13,041,027

Contributions:
   Employer contributions                                            3,377,374
   Participant contributions                                         9,179,600
                                                                     ---------
                                                                    12,556,974

Transfers from the Plan (Note 1)                                    (1,160,302)

Withdrawals, Distributions and Expenses:
   Distributions to participants-cash & common stock               (18,496,731)
   Dividends paid to participants                                   (3,909,514)
   Administrative expenses                                             (19,423)
                                                                       -------
                                                                   (22,425,668)

Net Increase                                                         2,012,031

Net Assets Available for Plan Benefits at beginning of year        267,734,043
                                                                   -----------

Net Assets Available for Plan Benefits at end of year             $269,746,074
                                                                  ============








         The accompanying notes to financial statements are an integral part of these financial statements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the New Century Energies, Inc. ERISA Committee:


We have audited the accompanying statements of net assets available for plan benefits of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 9 through 12 of assets held for investment purposes, loans or fixed-income obligations and leases in default or uncollectible, reportable transactions and nonexempt transactions with parties-in-interest are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                           ARTHUR ANDERSEN LLP
Denver, Colorado,
  June 23, 2000.

                           NEW CENTURY ENERGIES, INC.
                     EMPLOYEE INVESTMENT PLAN FOR BARGAINING
             UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1999 and 1998

ASSETS:                                              1999               1998
                                                     ----               ----
 Investments, at Fair Value:
  Company Common Stock Fund
  (Notes 1, 5 and 6)                            $ 31,280,567       $ 49,820,305

 Investments in Registered Investment
  Companies (Note 5):
   American Century Value Fund                     1,577,367          1,634,828
   Europacific Growth Fund                           880,676            490,284
   Bond Market Fund                                  280,381            279,796
   Index 500 Fund                                    164,203            186,855
   PRIMECAP Fund                                     210,951             68,283
   Wellington Fund                                    86,193             86,862
   SMALLCAP World Fund                                40,955              4,304

 Investment in Common/Collective
  Trust (Note 5):
   Vanguard Retirement Savings
   Trust Fund                                        294,973            231,491
                                                     -------            -------
     Total Investments                            34,816,266         52,803,008

 Receivables:
   Employer contributions (Notes 1 and 3)            282,475            290,625
   Participant contributions (Notes 1 and 3)             132                 90
                                                         ---                 --
     Total Receivables                               282,607            290,715

     Total Assets                                 35,098,873         53,093,723
                                                  ----------         ----------

LIABILITIES:                                               -                  -
                                                       -----              -----
 Net Assets Available for Plan Benefits         $ 35,098,873       $ 53,093,723
                                                ============       ============







         The accompanying notes to financial statements are an integral part of these financial statements.

       NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING
             UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999




Net Investment Income (Loss):
   Interest and dividend income                                    $2,584,298
   Net depreciation in fair value of investments (Note 5)         (18,543,469)
                                                                  -----------
                                                                  (15,959,171)

Contributions:
   Employer contributions                                           1,077,597
   Participant contributions                                        2,643,526
                                                                    ---------
                                                                    3,721,123

Transfers from the Plan (Note 1)                                     (647,524)

Withdrawals, Distributions and Expenses:
   Distributions to participants-cash & common stock               (2,749,655)
   Dividends paid to participants                                  (2,357,881)
   Administrative expenses                                             (1,742)
                                                                       ------
                                                                   (5,109,278)
                                                                   ----------
Net Decrease                                                      (17,994,850)

Net Assets Available for Plan Benefits at beginning of year        53,093,723
                                                                   ----------

Net Assets Available for Plan Benefits at end of year             $35,098,873
                                                                  ===========








         The accompanying notes to financial statements are an integral part of these financial statements.

   NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
                         NON-BARGAINING UNIT EMPLOYEES,
                                       and
   NEW CENTURY ENERGIES, INC., EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
       BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
                                       and
     NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
               EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF PLANS

The following includes plan descriptions of the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan For Non-Bargaining Unit Employees (the "NBU Savings Plan"), the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "BU Savings Plan") and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "EIP Savings Plan"). The NBU Savings Plan, BU Savings Plan and EIP Savings Plan are collectively known as the "Plans". Participants should refer to each Plan's agreement and to the "Prospectus and Supplemental Summary Plan Description Report" for a more complete description of each Plan's provisions. The Notes to Financial Statements generally apply to all three plans and specific disclosures is presented to address matters for individual plans, where applicable.

New Century Energies, Inc. ("NCE") and Northern States Power Company ("NSP"), entered into an Agreement and Plan of Merger (the "NCE/NSP Merger Agreement") providing for a strategic business combination of NCE and NSP. Subject to the terms of the NCE/NSP Merger Agreement, at the time of the NCE/NSP Merger, each share of NCE common stock, par value $1.00 per share (other than certain shares to be canceled), together with any associated purchase rights, will be converted into the right to receive 1.55 shares of NSP common stock, par value $2.50 per share. The NCE/NSP merger is expected to be complete during the third quarter of 2000. It is anticipated that the Plans will be continued for one year after the merger is finalized. Further it is anticipated that Plan benefits for the new company, Xcel Energy Inc., will be developed in 2001 and will be implemented in 2002.

General - The Plans are employee benefit plans which provide eligible employees of NCE and their participating subsidiaries (the "Company"), the opportunity to participate in tax deferred savings plans. Each Plan also provides for the ownership of Company common stock through partial matching stock contributions. The Plans are defined contribution plans and the NBU Savings Plan and the BU Savings Plan, include an employee stock ownership plan and each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). For the year ended December 31, 1999, approximately $1.8 million of assets was transferred to the NBU Savings Plan from the BU Savings Plan ($1.2 million) and the EIP Savings Plan ($0.6 million).

Plan and Trust Management - The Plan Administrator of each Plan is the NCE ERISA Committee, which is appointed by the Company's Board of Directors and has authority to control and manage the operation and administration of each Plan. The Plans' assets are held by a trustee under a trust agreement(s) as adopted or amended by the Company. Each Plan values the individual participants' accounts daily based on the current market value of each type of asset. Vanguard Fiduciary Trust Company is the recordkeeper and trustee for the Plans.

 Participation -

NBU Savings Plan

The NBU Savings Plan allows for a regular full-time employee of the participating subsidiaries, to become an eligible member of this plan on or after the date the full-time employee first performs an hour of service for the Company, while a part-time employee (one who works less than 40 hours per week) must complete one year and at least 1,000 hours of service to become eligible. A member of a collective bargaining group is eligible for this plan, only if the employee's collective bargaining contract provides for participation in this plan.

BU Savings Plan

The BU Savings Plan allows for a full-time employee covered by a collective bargaining agreement to become a participant of this plan on or after the date the full-time employee first performs an hour of service for the Company, while a part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours service to become eligible. Certain former non-bargaining unit employees (i.e. substantially retirees prior to July 1, 1998) continue to participate in the BU Savings Plan.

EIP Savings Plan

The EIP Savings Plan allows for a full-time employee covered by a collective bargaining agreement to become a participant in this plan on or after the first day of the calendar quarter the employee completes one year of service. Certain former non-bargaining unit employees (i.e. substantially retirees prior to July 1, 1998) continue to participate in the EIP Savings Plan.


Employee  and  Employer   Contributions  -  Each  plan  allows  participants  to
contribute a portion of their pre-tax and after-tax compensation and provides for a company matching contribution (see Note 3. Plan Funding).

Vesting - Employees in each Plan are immediately vested in all contributions, their own as well as Company matching contributions.

Distributions -

Distributions of the full balance of a participant's accounts can only be made for the following reasons: 1) upon retirement, 2) upon total and permanent disabilty, 3) at death of a plan member (payment made to beneficiary), or 4) upon separation from the Company, including its participating subsidiaries.

Members of these plans who become eligible for distributions will be eligible to receive their vested account balances in the funds and the Company common stock shares already allocated to the member as soon as is practical following the receipt by the trustee of the completed forms. Any amount not invested in Company common stock will be paid in cash. For the NBU Savings Plan and the BU Savings Plan, Company common stock can be transferred in shares, or cash, or a combination of both (all fractional shares will be paid in cash). For the EIP Savings Plan, Company common stock can be transferred in shares (fractional shares paid in cash).

For each Plan, if the total amount of the member's vested account exceeds $5,000, such plan cannot make the distribution until the member reaches age 65, unless the member consents in writing to an earlier date. If the total amount is less than $5,000, the amount will be distributed as soon as adminstratively possible.

All vested account balances remaining in these plans after the member decides to terminate employment with the Company for any reason, will be invested in the funds of the member's choice (except that Employee Stock Ownership Program amounts in the NBU Savings Plan and the BU Savings Plan will continue to be held in the Company Common Stock Fund). For the Plans which provide for participant loans (see Note 7), the member will not be eligible for loans or withdrawls. If the member has an outstanding loan when he/she or their beneficiary is to receive a distribution, the loan balance will be deducted from his/her distribution. The member will continue to receive his/her share of investment earnings and dividend distributions until the account is completely distributed.

Termination of the Plans -

While the Company expects to continue the Plans, it reserves the right in its sole and absolute discretion to amend, modify, change or terminate these plans or any other benefit plan the Company may currently provide. The Company makes no commitments or representations concerning the continuation of these Plans.

Administrative Expenses - The Company pays for certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of each Plan have been prepared under the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The investments of the Plans are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by these plans at year-end. The Company's common stock is valued at its quoted market price. The change in the difference between fair value and the cost of investments, including realized gains and losses and unrealized appreciation (depreciation) is reflected in the statements of changes in net assets available for plan benefits.

The Vanguard Retirement Savings Trust Fund, invests mainly in guaranteed investment contracts and alternative investment contracts. These contracts are carried in the Vanguard Retirement Savings Trust Fund's audited financial statements at fair value, which approximates contract value. The investment in the Vanguard Retirement Savings Trust Fund in the accompanying financial statements is valued at the appropriate plan's proportionate interest in the fund as of the financial statement date. Interest rates earned on the investment change daily. In general, the investments in this fund are of a high credit quality and short-term average maturities.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Payment of Benefits - Benefit disbursements are recorded when paid.

Statement of Position ("SOP") 99-3 -

Each Plan adopted SOP 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP-99-3") for the presentation of these financial statements. This statement simplified the disclosures for certain defined contribution plan financial statement information about investments, participant-directed investment programs, and unit of participation. Disclosure of certain information related to nonparticipant-directed investments is still required and such information is disclosed in Note 6.

Reclassification - Certain amounts were reclassified in the December 31, 1998, financial statements in order to be consistent with current year presentation.

 3. PLAN FUNDING

Employee and Employer Contributions (EIP Savings Plan) -

Participants may elect to contribute up to 15 percent of their pre-tax annual compensation, as defined in the EIP Savings Plan. The Employer, at its descretion, may make matching contributions and/or additional contributions to this plan each plan quarter in cash or shares of the Company's common stock. Employer contributions are subject to certain limitations. For the year ended December 31, 1999, NCE contributed to this plan amounts in accordance with the EIP Savings Plan agreement. These contributions were calculated based on the common stock dividends paid to participants on shares of Company Common Stock and the tax savings resulting from these dividends, Company matching contributions and any discretionary contributions to this plan. The Company's contributions for a plan year may be made at any time during the plan year or soon after the end of the plan year.

EIP Savings Plan's participants may direct up to 25 percent of their contributions and the Employer matching contributions. Participants may direct their contributions, the Employer contributions and any rollovers into any or all of nine available investment options (see Note 5). Any dividends and interest earned on investments directed by participants will be reinvested in each of those same investments automatically. If participants did not select one of the investment options, all of their contributions will be invested in the Company Common Stock Fund.

The Employer deferral match and optional contributions are allocated in the proportion each to EIP Savings Plan participant's contribution to the plan bears to the contributions of all participants. The Employer salary match is allocated in the proportion each participant's salary bears to the salaries of all participants.

Employee Contributions (NBU Savings Plan and BU Savings Plan) -

The NBU Savings Plan and BU Savings Plan allow employees to contribute (in multiples of one percent) between 1% and 15% of their annual compensation in pre-tax contributions and between 1% and 8% in after-tax contributions. The combination of pre-tax and after-tax contributions can not exceed 15%. Contributions may be deferred for income tax purposes, up to the Internal Revenue Code Section 402(g) limit. A member can change his/her percentage of authorized compensation to be contributed to the Plan on a daily basis, to become effective the first day of the payroll period following receipt of the change by The Vanguard Group of Investment Companies.

Employer Contributions -

NBU Savings Plan

The Company may contribute cash or shares of common stock of the Company to the NBU Savings Plan. The Company's contributions for a plan year may be made at any time during the plan year or soon after the end of the plan year. The Board of Directors approved the Company's 1999 plan year match on February 22, 2000, and this contribution was recorded to the participant accounts on February 23, 2000. The Company, as approved by the NCE Board of Directors, matched contributions through the issuance of common stock. For the year ended December 31, 1999, the Company's matching contribution was approximately $3.9 million. The number of shares of common stock contributed was determined using the Company's average common stock price for the plan year, and each participants' annual contribution eligible for matching (up to 50% of the first 8% of a participant's contribution during 1999).

BU Savings Plan

The Company may contribute cash or shares of common stock of the Company to the BU Savings Plan. The Company's contributions for a plan year may be made at any time during the plan year or soon after the end of the plan year. The Board of Directors approved the Company's 1999 Plan year match on February 22, 2000, and this contribution was recorded to the participant accounts on February 23, 2000. The Company, as approved by the NCE Board of Directors, matched contributions through the issuance of common stock valued at approximately $3.4 million for the 1999 plan year. The number of shares of common stock contributed was determined using the Company's average common stock price for the plan year, and each participant's annual contribution eligible for matching (100% of the first 3%, and 50% of the next 4% of a participant's contribution).

4. FEDERAL INCOME TAX STATUS

BU Savings Plan and EIP Savings Plan

The Internal Revenue Service has determined and informed the Company by letter dated January 4, 1994, for the BU Savings Plan and by a letter dated March 12, 1998, for the EIP Savings Plan that each plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). These plans have been amended since receiving the determination letters. However, the Plan Administrator believes that these plans are designed and are currently being operated in compliance with the applicable provisions of the IRC. For the BU Savings Plan, dividends earned on the common stock purchased with employer contributions are distributed quarterly to these plan participants in cash and
 .are taxed to the participants as ordinary dividend income. Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the common stock fund and are considered taxable income when they are distributed from the BU Savings Plan.

NBU Savings Plan

The Plan Administrator anticipates that the NBU Savings Plan will be qualified as an "Employee Stock Ownership Plan" under Section 401(a) and 409 of the IRC, similar to the BU Savings Plan, and, accordingly, the Trust will be exempt from Federal income taxes. A determination letter from the Internal Revenue Service has not yet been received. However, the Plan Administrator believes that these plans are designed and are currently being operated in compliance with the applicable provisions of the IRC. Dividends earned on the common stock purchased with employer contributions are distributed quarterly to these plan participants in cash. These distributions are taxed to the participants as ordinary dividend income. Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the common stock fund and are considered taxable income when they are distributed from the Plan.

5.  INVESTMENTS

     The Plan assets, including all investment funds available at December 31, 1999, are summarized below:

Investment Type                  Investment Description                % of Total Asset
---------------                  ----------------------                ----------------
                                                                    NBU         BU        EIP
                                                                   Savings    Savings    Savings
                                                                    Plan       Plan       Plan
                                                                    ----       ----       ----
Company Common Stock Fund        Investments in common stock
                                 of NCE and temporary cash
                                 investments.*                      26.6       18.8      89.1

Registered Investment Companies:
   PRIMECAP Fund                 Invested in common stocks with
     (Growth Stock Fund)         the emphasis on growth.            33.6       39.5      0.6
   Index 500 Fund                Invested in all stocks in the
     (Growth & Income Stock      Standard & Poor's 500 Index.
   Fund)                                                             9.5        7.9      0.5
   Wellington Fund (Balanced     Invested in common stocks and
   Fund)                         bonds.                             11.9       14.9      0.3
   Bond Market Fund              Invested in U.S. government and
     (Bond Fund)                 corporate bonds and
                                 mortgage-backed securities.         2.8       3.6       0.8
   American Century Value Fund   Invested in equity securities.
    (Growth & Income Stock
   Fund)                                                             2.2       0.6       4.5
   Europacific Growth Fund       Invested in stocks of companies
     (International Stock Fund)  located outside the United
                                 States to provide the
                                 possibility of long-term growth.    2.0       0.8       2.5
   SMALLCAP World Fund           Invested in common stocks of
     (Growth Stock Fund).        smaller companies in the U.S.
                                 and internationally.                1.0       0.7       0.1

 Common/Collective Investment
   Trust:

   Vanguard Retirement Savings   Invested in various investment
     Trust Fund                  contracts issued and backed by
                                 financial institutions. Also
                                 invests in "alternative"
                                 contracts backed by high
                                 quality bonds and bond mutual
                                 funds owned by the Trust.           6.8       9.8       0.8

 Participant Loans               -                                   2.0       2.2       N/A

 Other Assets                    Receivables                         1.6       1.2       0.8


* Includes temporary cash investments of approximately $297,000, $230,000 and $142,000 for the NBU Savings Plan, BU Savings Plan and EIP Savings Plan, respectively. Additionally, the nonparticipant-directed portion of Company Common Stock Fund was 17.5%, 18.6% and 89.1% of total assets for the NBU Savings Plan, BU Savings Plan and EIP Savings Plan, respectively.

QPS Trust Funds: These investments were held solely by participants in the former QPS Plan at December 31, 1998. These funds consist of collective investments held by the Amarillo National Bank in money market, bond and equity investments. These assets were liquidated and invested in Vanguard Retirement Savings Trust Funds during 1999.

For the year ended December 31, 1999, the following plan investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as shown below:

                                           NBU            BU            EIP
                                         Savings        Savings       Savings
       Investment Type                     Plan           Plan          Plan
       ---------------                     ----           ----          ----
Company Common Stock                 $(38,254,821)  $(31,169,513)  $(18,727,154)
Registered Investment Companies        20,924,077     25,729,783        183,685
                                       ----------     ----------        -------
Total                                $(17,330,744)   $(5,439,730)  $(18,543,469)
                                     ============    ===========   ============

6.  NONPARTICIPANT - DIRECTED INVESTMENTS

    Information on the net assets and the significant components of the change in net assets available for plan benefits relating to each Plan's nonparticipant - directed investment (Company Common Stock Fund) is shown below:

                                                               December 31,
    Net Assets:                                         1999         1998

    NBU Savings Plan
        Company Common Stock Fund                    $45,791,742    $72,110,547
        Employer Contribution Receivable               3,858,724      4,320,229
                                                       ---------      ---------
                                                     $49,650,466    $76,430,776
                                                     ===========    ===========
    BU Savings Plan
        Company Common Stock Fund                    $47,290,202    $76,933,045
        Employer Contribution Receivable               3,377,374      4,151,291
                                                       ---------      ---------
                                                     $50,667,576    $81,084,336
                                                     ===========    ===========
    EIP Savings Plan
        Company Common Stock Fund                    $31,280,567    $49,820,305
        Employer Contribution Receivable                 282,475        290,625
        Employees Contribution Receivable                    132              -
                                                             ---          -----
                                                     $31,563,174    $50,110,930
                                                     ===========    ===========

                                           For the Year Ended December 31, 1999
                                                NBU       BU          EIP
Changes in Net Assets Available for          Savings    Savings      Savings
 Plan Benefits:                               Plan       Plan         Plan

Interest and dividend income            $ 3,497,105    $3,909,514   $ 2,357,881
Net depreciation in fair value
  of investments                        (27,573,647)  (29,265,095)  (18,727,154)
Contributions                             3,860,092     3,377,374     3,242,689
Withdrawals, distributions and expenses  (6,969,089)   (8,112,644)   (4,947,884)
Transfers, net                              405,229      (325,909)     (473,288)
                                            -------      --------      --------
  Net Decrease                         $(26,780,310) $(30,416,760) $(18,547,756)
                                       ============  ============  ============

The Company Common Stock Fund of the EIP Savings Plan consists substantially of non-participant directed assets. These assets have been presented in the financial statements as non-participant directed.

7.   PARTICIPANT LOANS (NBU Savings Plan and BU Savings Plan)

     A participant may elect to borrow funds from his/her account in any amount greater than $1,000, but less than 50% of the participant's pre-tax account balance. In no event can a member borrow more than $50,000, minus the participant's highest outstanding loan balance in the previous 12 months. Loans are for a period not to exceed 5 years for non-home loans or 15 years for home loans. The loans bear interest at a rate determined by the Company based on prevailing market rates. A participant can only have one loan outstanding at a time. Repayment of the loans, plus interest, is credited to each participant's account, as paid.

8.   RELATED PARTY TRANSACTIONS

     Certain investments of the Plans are shares of NCE Common Stock. Also, certain investments of the NCE Plans are shares of common/collective trust funds and short-term investments managed by Vanguard Fiduciary Trust. Vanguard is the trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest. Fees incurred for investment management services are paid by the Company on behalf of the Plans.

9.   RISKS AND UNCERTAINTIES

     The Plans provide for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

                                                                     Schedule 1

   NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
                         NON-BARGAINING UNIT EMPLOYEES


SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1999

                                   Number
Identity of Issue                 of Shares         Cost             Fair Value
 Company Common Stock Fund (1):
 ------------------------------
   Company Common Stock            2,153,424     $63,901,824        $65,113,264
   Temporary Cash Investments              -         297,000            297,000
 Registered Investment
   Companies (1):
   --------------
 PRIMECAP Fund                     1,330,871      60,438,964         82,607,192
 Wellington Fund                   1,048,158      32,405,164         29,306,510
 Index 500 Fund                      172,377      18,403,872         23,327,780
 Bond Market Fund                    733,245       7,410,861          7,009,824
 Europacific Growth Fund             261,016       3,624,978          4,841,845
 American Century Value Fund         963,962       6,540,715          5,292,149
 SMALLCAP World Fund                 168,783       1,830,226          2,563,819
 Common/ Collective Trust (1)
 ----------------------------
 Vanguard Retirement Savings
    Trust Fund                    16,844,663      16,844,663         16,844,663
 Outstanding Participant Loans(1)                          -          5,033,754
                                                       -----          ---------
 Total Assets Held for
   Investment Purposes                          $211,698,267       $242,237,800
                                                ============       ============

   (1) Represents transaction with party-in-interest (Note 8)

         The accompanying notes to financial statements are an integral part of this schedule.

                                                                     Schedule 2

   NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
                          NON-BARGAINING UNIT EMPLOYEES


SCHEDULE  G,  -PART  I,  LOANS  OR   FIXED-INCOME   OBLIGATIONS  IN  DEFAULT  OR
UNCOLLECTIBLE AND PART II, LEASES IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE

AS OF DECEMBER 31, 1999
-----------------------

A schedule of loans or fixed-income obligations in default or classified as uncollectible and of leases in default or classified as uncollectible were not presented because there were no loans, fixed-income obligations or leases which are in default or classified as uncollectible as of December 31, 1999.

                                                                     Schedule 3


   NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
                          NON-BARGAINING UNIT EMPLOYEES

SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                                    Current Value
Identity of Party     Description                                                    Cost of         of Asset on        Net Gain
Involved                of Asset               Purchase Price      Selling Price       Asset       Transaction Date      (Loss)
--------                --------               --------------      -------------       -----       ----------------      ------
The Vanguard Group    500 Index Fund *          $ 7,098,981         $          -    $        -       $ 7,098,981       $        -
The Vanguard Group    500 Index Fund *                    -            5,315,911     4,761,136         5,315,911          554,775
The Vanguard Group    PRIMECAP Fund *            16,505,592                    -             -        16,505,592                -
The Vanguard Group    PRIMECAP Fund *                     -            7,952,419     6,597,618         7,952,419        1,354,801
The Vanguard Group    Vanguard Retirement
                       Savings Trust Fund *       7,902,039                    -             -         7,902,039                -

The Vanguard Group    Vanguard Retirement
                       Savings Trust Fund *               -            6,343,320     6,343,320         6,343,320                -

The Vanguard Group    NCE Stock Fund *           10,666,956                    -             -        10,666,956                -
The Vanguard Group    NCE Stock Fund *                    -            6,656,757     5,465,540         6,656,757        1,191,217

No Reportable transactions included lease rental or had expense incurred with these transactions.
*Represents transaction with party-in-interest (Note 8)







         The accompanying notes to financial statements are an integral part of this schedule.

                                                                     Schedule 4


   NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
                          NON-BARGAINING UNIT EMPLOYEES


SCHEDULE   G,   PART   III   -   SCHEDULE   OF   NONEXEMPT   TRANSACTIONS   WITH
PARTIES-IN-INTEREST FOR THE YEAR ENDED DECEMBER 31, 1999

 Identity of      Relationship to Plan,Employer                                    Transaction
Party Involved      or Other Party-In-Interest   Description of Transaction          Amount
--------------      --------------------------   --------------------------          ------
*NCE subsidiary      Employer/Sponsor             Employee contributions
                                                  not timely remitted to the
                                                  NBU Savings Plan for the
                                                  April and May 1999 pay periods
                                                  due to operational errors.
                                                  These contributions were
                                                  received by the recordkeeper/
                                                  trustee on July 23, 1999.
                                                  These contributions were self-
                                                  corrected by the Plan
                                                  Administrator and the
                                                  employees were made whole on
                                                  earnings for these periods.      $38,325



* Represents a party-in-interest

                                                                     Schedule 5


   NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
       BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

SCHEDULE H, PART IV, LINE 4i,
  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                Number of Shares
               Identity of Issue                     (units)              Cost              Fair Value

   Company Common Stock Fund (1):
   ------------------------------
     Company Common Stock                           1,668,325        $ 46,084,515         $ 50,445,026

     Temporary Cash Investments                             -             230,348              230,348

   Registered Investment Companies (1):
   ------------------------------------
     PRIMECAP Fund                                  1,715,108          59,213,915          106,456,739

     Wellington Fund                                1,434,018          37,292,100           40,095,149

     Index 500 Fund                                   156,942          12,960,808           21,238,900

     Bond Market Fund                               1,018,332          10,060,378            9,735,250

     American Century Value Fund                      303,669           1,951,112            1,667,141

     Europacific Growth Fund                          114,965           1,485,291            2,132,604

     SMALLCAP World Fund                              122,193           1,286,802            1,856,106

   Common/ Collective Trust (1)
   ----------------------------
     Vanguard Retirement Savings                   26,562,645          26,562,645           26,562,645
       Trust Fund

     Participant Loans (1)                                              5,948,792            5,948,792
                                                                        ---------            ---------

Total Assets Held for Investment
     Purposes
                                                                     $203,076,706         $266,368,700
                                                                     ============         ============

(1) Represents transaction with party-in-interest (Note 8)

     The accompanying notes to financial statements are an integral part of this schedule.

                                                                     Schedule 6


   NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
       BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

SCHEDULE  G,  PART  I,  LOANS  OR   FIXED-INCOME   OBLIGATIONS   IN  DEFAULT  OR
UNCOLLECTIBLE AND PART II, LEASES IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE

AS OF DECEMBER 31, 1999
-----------------------

A schedule of loans or fixed-income obligations in default or classified as uncollectible and of leases in default or classified as uncollectible were not presented because there were no loans, fixed-income obligations or leases which are in default or classified as uncollectible as of December 31, 1999.

                                                                     Schedule 7


   NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
       BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                                           Current
                                                                                                          Value of
                                                                                                          Asset on          Net
  Identity of                                                             Selling                        Transaction        Gain
Party Involved             Description of Asset     Purchase Price         Price       Cost of Asset         Date          (Loss)
--------------------     ----------------------     --------------     -----------     -------------     -----------       ------
The Vanguard Group           PRIMECAP Fund          $18,471,908        $         -       $       -       $18,471,908     $        -
The Vanguard Group           PRIMECAP Fund                    -         13,666,022       8,795,802        13,666,022      4,870,220
The Vanguard Group          Wellington Fund           7,337,921                  -               -         7,337,921              -
The Vanguard Group          Wellington Fund                   -          8,020,474       6,925,179         8,020,474      1,095,295
The Vanguard Group       Vanguard Retirement         10,200,163                  -               -        10,200,163              -
                           Savings Trust Fund *
The Vanguard Group       Vanguard Retirement                  -          7,155,345       7,155,345         7,155,345              -
                           Savings Trust Fund *

No reportable transactions included lease rental or had expense incurred with these transactions.
*Represents transaction with party-in-interest (Note 8)



         The accompanying notes to financial statements are an integral part of this schedule.

                                                                     Schedule 8


     NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES


SCHEDULE G, PART III - NONEXEMPT TRANSACTIONS WITH PARTIES-IN-INTEREST
 FOR THE YEAR ENDED DECEMBER 31, 1999

A schedule of non-exempt transactions with parties-in-interest has not been presented because there were no non-exempt transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption for the year ended December 31, 1999.

                                                                     Schedule 9


 NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
               EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES


SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1999

               Identity of Issue               Number              Cost            Fair Value
                                                 of
                                            Shares (Units)
-------------------------------------------------------------------------------------------------
Company Common Stock Fund  (1)
  Company Common Stock                        1,029,813        $31,330,129        $ 31,138,567
  Temporary Cash Investments                          -            142,000             142,000
Registered Investment Companies (1):
  American Century Value Fund                   287,316          1,892,536           1,577,367
  Europacific Growth Fund                        47,476            596,157             880,676
  Bond Market Fund                               29,329            296,672             280,381
  Index 500 Fund                                  1,213            138,865             164,203
  PRIMECAP Fund                                   3,399            175,127             210,951
  Wellington Fund                                 3,083             92,832              86,193
  SMALLCAP World Fund                             2,696             30,348              40,955

Common/ Collective Trust (1)


   Vanguard Retirement Savings
    Trust Fund                                  294,973            294,973             294,973
                                                                   -------             -------
Total Assets Held for Investment Purposes                     $ 34,989,639        $ 34,816,266
                                                              ============        ============

(1)Represents transaction with
  party-in-interest (Note 8)





         The accompanying notes to financial statements are an integral part of this schedule.

                                                                    Schedule 10


    NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
               EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES


SCHEDULE  G,  -PART  I,  LOANS  OR   FIXED-INCOME   OBLIGATIONS  IN  DEFAULT  OR
UNCOLLECTIBLE AND PART II, LEASES IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE

AS OF DECEMBER 31, 1999

A schedule of loans or fixed-income obligations in default or classified as uncollectible and of leases in default or classified as uncollectible were not presented because there were no loans, fixed-income obligations or leases which are in default or classified as uncollectible as of December 31, 1999.

                                                                    Schedule 11


     NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
               EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES



SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                                       Current
                                                                                                       Value of
                                                                                                       Asset on          Net
  Identity of                                                          Selling                       Transaction       Gain
 Party Involved           Description of Asset     Purchase Price       Price      Cost of Asset         Date          (Loss)
-------------------      ----------------------   ---------------   ------------   -------------      -----------     --------
The Vanguard Group       NCE Common Stock*          $3,332,840        $        -    $        -        $3,332,840     $       -

The Vanguard Group       NCE Common Stock*                   -         3,145,424     2,623,800         3,145,424       521,624

No reportable transactions were for lease rental or had expense incurred with these transactions.
*Represents transaction with party-in-interest (Note 8)





         The accompanying notes to financial statements are an integral part of this schedule.

                                                                    Schedule 12


     NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
               EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES


SCHEDULE G, PART III - NONEXEMPT TRANSACTIONS WITH PARTIES-IN-INTEREST FOR THE YEAR ENDED DECEMBER 31, 1999

A schedule of non-exempt transactions with parties-in-interest has not been presented because there were no non-exempt transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption for the year ended December 31, 1999.

                           NEW CENTURY ENERGIES, INC.
                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, New Century Energies, Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 26, 2000.

                              NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND
                                 STOCK OWNERSHIP PLAN FOR NON-BARGAINING UNIT
                                                 EMPLOYEES


                               NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND
                              STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES
                                   AND FORMER NON-BARGAINING UNIT EMPLOYEES


                                  NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT
                                   PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER
                                           NON-BARGAINING UNIT EMPLOYEES


                                       By             /s/R. C. Kelly
                                       _________________________________
                                                        R. C. KELLY
                                               Executive Vice President and
                                                Chief Financial Officer of
                                              New Century Energies, Inc. and
                                       Member of the New Century Energies, Inc.
                                                      ERISA Committee

                                                                     Exhibit 23

                    Consent of Independent Public Accountant

As independent public accountants, we hereby consent to the incorporation by reference of our reports dated June 23, 2000, included in this Form 11-K, into New Century Energies, Inc.'s previously filed Registration Statement (Form S-3, File No. 333-28637) pertaining to the Dividend Reinvestment and Cash Payment Plan; New Century Energies, Inc.'s Registration Statement (Form S-8, File No. 333-28639) pertaining to the Omnibus Incentive Plan; New Century Energies, Inc.'s Registration Statements (Forms S-3, File Nos. 333-40361 and 333-64067) pertaining to the registration of NCE Common Stock and New Century Energies, Inc.'s Registration Statement (Form S-8, File No. 333-58117) pertaining to New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees, New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees, and New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Non-Bargaining Unit Employees, and to all references to our Firm included in this Form 11-K.

                                                            ARTHUR ANDERSEN LLP

Denver, Colorado,
  June 23, 2000.